Exhibit 4.7

SUPPLEMENTAL AGREEMENT

TO THE PURCHASE AND SALE AGREEMENT

This SUPPLEMENTAL AGREEMENT (this “Supplemental Agreement”), dated as of 06 April, 2026 (the “Amendment Date”), is entered into by and between:

ROBUST ACHIEVEMENT LIMITED, a Hong Kong limited liability company, with its mailing address at Room D, 10/F., Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong (“Buyer”); and

B&G (HK) Limited, a Hong Kong limited liability company, with its mailing address at Flat/Rm 5D, Sing Teck Factory 5/F Building, 44 Wong Chuk Hang Road, Hong Kong (“Seller”).

Buyer and Seller are individually referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Purchase and Sale Agreement dated as of October 24, 2025 (the “Original Agreement”), pursuant to which Seller agreed to sell, and Buyer agreed to purchase, certain cryptocurrency mining hardware (the “Purchased Assets”) for a total purchase price of Three Hundred Twenty-Four Million U.S. Dollars (US$324,000,000) (the “Total Purchase Price”);

WHEREAS, Buyer has paid the Total Purchase Price in full to Seller in accordance with the Original Agreement;

WHEREAS, as of the date hereof, Seller has delivered to Buyer Purchased Assets with an aggregate value of Eighty-One Million Six Hundred Fifteen Thousand Three Hundred Twenty-Eight U.S. Dollars (US$81,615,328) (the “Delivered Assets Value”);

WHEREAS, due to adverse conditions in the cryptocurrency market, Buyer no longer wishes to take delivery of the remaining undelivered Purchased Assets with an aggregate value of Two Hundred Forty-Two Million Three Hundred Eighty-Four Thousand Six Hundred Seventy-Two U.S. Dollars (US$242,384,672) (the “Remaining Balance”);

WHEREAS, the Parties have mutually agreed that, in lieu of further delivery of the remaining Purchased Assets, Seller shall refund to Buyer a portion of the Remaining Balance, less a termination fee, in the form of cryptocurrency; and

WHEREAS, the Parties wish to amend the Original Agreement to reflect the foregoing.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Unless otherwise defined herein, capitalized terms used in this Supplemental Agreement shall have the meanings ascribed to them in the Original Agreement.

1.2 The following terms shall have the meanings set forth below:

“Delivered Assets Value” means US$81,615,328, being the aggregate value of Purchased Assets delivered by Seller to Buyer as of the Amendment Date.

“Remaining Balance” means US$242,384,672, being the Total Purchase Price less the Delivered Assets Value.

“Termination Fee” means US$36,357,701, being fifteen percent (15%) of the Remaining Balance.

“Refund Amount” means US$206,026,971, being the Remaining Balance less the Termination Fee.

ARTICLE II

TERMINATION OF DELIVERY OBLIGATIONS

2.1 Termination of Remaining Deliveries. Effective as of the Amendment Date, Seller’s obligation to deliver the remaining undelivered Purchased Assets under the Original Agreement is hereby terminated in its entirety. Buyer hereby waives any and all rights to receive delivery of any further Purchased Assets under the Original Agreement.

2.2 Confirmation of Delivered Assets. The Parties acknowledge and confirm that, as of the Amendment Date, Seller has delivered Purchased Assets with an aggregate value of US$81,615,328 to Buyer. Title to and risk of loss with respect to such Delivered Assets has passed to Buyer in accordance with the Original Agreement, and Buyer shall retain full ownership thereof.

ARTICLE III

TERMINATION FEE

3.1 Termination Fee. In consideration of the early termination of the delivery obligations under the Original Agreement, Buyer agrees to pay Seller a termination fee in the amount of Thirty-Six Million Three Hundred Fifty-Seven Thousand Seven Hundred One U.S. Dollars (US$36,357,701) (the “Termination Fee”). The Parties acknowledge that the Termination Fee, representing fifteen percent (15%) of the Remaining Balance, is a fair and reasonable amount reflecting Seller’s costs, losses, expenses, and loss of bargain incurred or to be incurred as a result of such early termination. The Termination Fee shall be deducted from the Remaining Balance prior to the calculation of the Refund Amount.

3.2 Irrevocable. The Termination Fee is non-refundable and shall not be subject to any right of set-off, deduction, or counterclaim by Buyer.

ARTICLE IV

REFUND OF PREPAID AMOUNTS

4.1 Refund Amount. Seller shall refund to Buyer an amount equal to the Remaining Balance less the Termination Fee, being Two Hundred Six Million Twenty-Six Thousand Nine Hundred Seventy-One U.S. Dollars (US$206,026,971) (the “Refund Amount”).

4.2 Refund Schedule. Seller shall pay the Refund Amount to Buyer in three (3) installments in accordance with the following schedule:

Installment	Amount (USD equivalent)	Payment Due Date	Crypto Amount / To Be Calculated on Transfer Date
First Installment	US$68,675,657	May 30, 2026	To be calculated under Clause 4.3
Second Installment	US$68,675,657	July 30, 2026	To be calculated under Clause 4.3
Third Installment	US$68,675,657	September 30, 2026	To be calculated under Clause 4.3

The aggregate of all installment payments shall equal the Refund Amount of US$206,026,971. The specific amount and payment due date for each installment shall be agreed upon in writing by the Parties and inserted into the table above prior to execution of this Supplemental Agreement.

4.3 Form of Refund. Each installment of the Refund Amount shall be paid by Seller to Buyer in cryptocurrency (the specific type of cryptocurrency to be mutually agreed upon by the Parties in writing) to a wallet address designated in writing by Buyer. The amount of cryptocurrency to be transferred for each installment shall be calculated based on the U.S. Dollar equivalent of the applicable installment amount using the exchange rate published by CoinMarketCap at 8:00 p.m. New York time on the day prior to each applicable payment date, or such other rate as may be mutually agreed in writing by the Parties.

4.4 Wallet Designation. Buyer shall provide Seller with the designated cryptocurrency wallet address(es) in writing no later than five (5) Business Days prior to each payment due date. If Buyer fails to provide such wallet address in a timely manner, the applicable payment deadline shall be extended by the number of days of such delay.

4.5 Late Payment. If Seller fails to make any installment payment when due under Section 4.2, Seller shall pay interest on the overdue amount at a rate of eight percent (8%) per annum, calculated from the due date until the date of actual payment. Such interest shall accrue daily and shall be compounded monthly. The payment of such interest shall not excuse or cure any default under this Supplemental Agreement.

ARTICLE V

MUTUAL RELEASE AND WAIVER

5.1 Mutual Release. Upon receipt by Buyer of the full Refund Amount in accordance with Article IV, each Party hereby releases and forever discharges the other Party and its officers, directors, employees, agents, successors, and assigns from any and all claims, demands, obligations, liabilities, actions, and causes of action of any nature whatsoever, whether known or unknown, arising out of or relating to the undelivered Purchased Assets under the Original Agreement, except for any claims arising under this Supplemental Agreement.

5.2 Waiver of Further Claims. Buyer hereby waives any and all claims against Seller for damages, losses, or expenses arising from the non-delivery of the remaining Purchased Assets, including but not limited to claims for lost profits, opportunity costs, or consequential damages. Seller hereby waives any and all claims against Buyer arising from the early termination of the delivery obligations under the Original Agreement, other than the Termination Fee expressly provided herein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

6.1 Mutual Representations. Each Party represents and warrants to the other Party that: (a) it has full power and authority to execute, deliver, and perform its obligations under this Supplemental Agreement;

(b) the execution, delivery, and performance of this Supplemental Agreement have been duly authorized by all necessary corporate action; and (c) this Supplemental Agreement constitutes a valid and binding obligation enforceable against such Party in accordance with its terms.

6.2 Seller’s Representation. Seller represents and warrants that it has sufficient cryptocurrency assets or the ability to acquire the same to fulfill its refund obligations under Article IV of this Supplemental Agreement in accordance with the schedule set forth therein.

ARTICLE VII

MISCELLANEOUS

7.1 Effect on Original Agreement. Except as expressly modified by this Supplemental Agreement, all terms and conditions of the Original Agreement shall remain in full force and effect. In the event of any conflict or inconsistency between the provisions of this Supplemental Agreement and the Original Agreement, the provisions of this Supplemental Agreement shall prevail.

7.2 Governing Law and Arbitration. This Supplemental Agreement shall be governed by and construed in accordance with the internal laws of Hong Kong without giving effect to any choice or conflict of law provision. Any dispute arising out of or relating to this Supplemental Agreement shall be resolved by arbitration under the rules of the Hong Kong International Arbitration Centre (HKIAC), in accordance with Section 8.13 of the Original Agreement.

7.3 Notices. All notices under this Supplemental Agreement shall be given in accordance with Section 8.1 of the Original Agreement.

7.4 Confidentiality. The terms of this Supplemental Agreement shall be subject to the confidentiality provisions set forth in Section 8.8 of the Original Agreement.

7.5 Entire Agreement. This Supplemental Agreement, together with the Original Agreement (as amended hereby), constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, representations, and agreements relating to such subject matter.

7.6 Counterparts. This Supplemental Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Counterparts transmitted by facsimile or electronic transmission shall be given identical legal effect as an original.

7.7 Amendment. This Supplemental Agreement may not be amended, changed, or modified except by an instrument in writing signed by both Parties.

7.8 Fees and Expenses. Each Party shall bear its own commissions, expenses, and legal fees incurred on its own behalf with respect to this Supplemental Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Supplemental Agreement to be signed by its duly authorized officer as of the date first above written.

SELLER: B&G (HK) Limited

/s/ Taylor Tsui
By:	Taylor Tsui
Title:	Director

BUYER: ROBUST ACHIEVEMENT LIMITED

/s/ Qirui Dou
By:	Qirui Dou
Title:	Chief Executive Officer